UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF
SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-41736

Almacenes Éxito S.A.
(Exact name of registrant as specified in its charter)

Carrera 48 No. 32B Sur - 139

Avenida Las Vegas

Envigado, Colombia

+(57 604) 604 9696

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value of COP 3.33 per common share

American Depositary Shares, each representing eight Common Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1. Exchange Act Reporting History

A.	Almacenes Éxito S.A. (the “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on July 25, 2023, the date that the Securities and Exchange Commission (“Commission”) declared effective the Registrant’s Registration Statement on Form 20-F, pursuant to which the Registrant listed its American Depositary Shares (“ADSs”), evidencing its common shares, on the New York Stock Exchange (the “NYSE”).

B.	The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

The Registrant’s ADSs were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form F-6 (File No. 333-273449) filed with the Commission on July 26, 2023 and declared effective on August 1, 2023.

The Registrant’s securities have not been sold in the United States in a registered offering under the Securities Act during the preceding 12 months.

Item 3. Foreign Listing and Primary Trading Market

A.	The Registrant maintains a listing of its common shares, par value of COP 3.33 per common share (the “Common Shares”) on the Colombian Stock Exchange (Bolsa de Valores de Colombia) (the “BVC”), which is located in the City of Bogotá, Colombia. Until May 23, 2025, the Registrant also maintained a listing of Brazilian Depositary Receipts (“BDRs”), each representing four Common Shares, on the B3 – Brasil Bolsa Balcão S.A. (the “B3”), which is located in the City of São Paulo, Brazil. The BVC and the B3 together constitute the primary trading market (as that term is defined in Rule 12h-6 under the Exchange Act) for the Common Shares.

B.	The Common Shares were initially listed on the BVC on July 8, 1994. The Registrant has maintained the listing of its Common Shares on the BVC since such date and continues to do so as of the date hereof, including for at least the 12 months preceding the filing of this Form 15F. The BDRs were listed on the B3 from August 8, 2023 to May 23, 2025.

C.	During the 12-month period beginning on January 21, 2025 and ending on January 21, 2026 (the “Applicable Period”), approximately 99.65% of the average daily trading volume (“ADTV”) of the Common Shares (including Common Shares represented by ADSs and BDRs) occurred in Colombia and Brazil. During the same period, the trading market for the Common Shares in Colombia was larger than the trading market for the Common Shares (including Common Shares represented by ADSs) in the United States.

Item 4. Comparative Trading Volume Data

A.	The Applicable Period used to meet the requirements of Rule 12h-6(a)(4)(i) began on January 21, 2025 and ended on January 21, 2026.

B.	The ADTV of the Common Shares (including Common Shares represented by ADSs) in the United States for the Applicable Period (including on-exchange and off-exchange transactions) was 4,564 Common Shares. The ADTV of the Common Shares (including Common Shares represented by ADSs and BDRs) on a worldwide basis (including on-exchange and off-exchange transactions) for the Applicable Period was 1,303,451 Common Shares.

C.	The ADTV of the Common Shares (including Common Shares represented by ADSs) in the United States for the Applicable Period was approximately 0.35% of the ADTV of the Common Shares (including Common Shares represented by ADSs and BDRs) on a worldwide basis for the Applicable Period.

D.	The ADSs were delisted from the NYSE prior to the market opening on January 10, 2025. As of that date, the ADTV of the Common Shares (including Common Shares represented by ADSs) in the United States as a percentage of the ADTV of the Common Shares (including Common Shares represented by ADSs and BDRs) on a worldwide basis for the preceding 12-month period was approximately 35.99%.

E.	On January 21, 2025, the Registrant terminated its sponsored American Depositary Receipt (ADR) facility relating to its ADSs. As of that date, the ADTV of the Common Shares (including Common Shares represented by ADSs) in the United States as a percentage of the ADTV of the Common Shares (including Common Shares represented by ADSs and BDRs) on a worldwide basis for the preceding 12-month period was approximately 37.03%.

F.	The sources of the trading volume information used to determine whether the Registrant meets the requirements of Rule 12h-6 are Bloomberg L.P., the BVC and the B3.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	Pursuant to Rule 12h-6(h), on January 29, 2026, the Registrant published a notice in the United States disclosing its intent to terminate the registration of all classes of its registered securities under section 12(g) of the Exchange Act and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act, which notice was submitted under cover of a Form 6-K on January 29, 2026.

B.	The notice was widely disseminated in the United States by Business Wire and also posted on the Registrant’s website at https://www.grupoexito.com.co/en/.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available on the Registrant’s website at https://www.grupoexito.com.co/en/.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Almacenes Éxito S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Almacenes Éxito S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: January 29, 2026

Almacenes Éxito S.A.

By:	/s/ Fernando Carbajal Flores
Name:	Fernando Carbajal Flores
Title:	Chief Financial Officer